SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                  --------------------------------------------

                                    Form 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  --------------------------------------------

(Mark One)

( X )   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934 for the fiscal year ended December 31, 1999

or

(   )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 for the transition period from ____________ to _____________

Commission File No.  000-24484

     A. Full title and address of the plan, if different from that of the issuer named below:

                        MODIS PROFESSIONAL SERVICES, INC.
                             RETIREMENT SAVINGS PLAN
                              ONE INDEPENDENT DRIVE
                           JACKSONVILLE, FLORIDA 32202
                                 (904) 360-2000

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        MODIS PROFESSIONAL SERVICES, INC.
                              ONE INDEPENDENT DRIVE
                           JACKSONVILLE, FLORIDA 32202
                                 (904) 360-2000


                              REQUIRED INFORMATION

     The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

     1. Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998.

     2. Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1999.



                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized on this 28th day of June 2000.

                        MODIS PROFESSIONAL SERVICES, INC.
                             RETIREMENT SAVINGS PLAN

                      By: MODIS PROFESSIONAL SERVICES, INC.
                              (Plan Administrator)

                            By: /s/ Robert P. Crouch
                                --------------------
           Robert P. Crouch, Vice President & Chief Accounting Officer


                        MODIS PROFESSIONAL SERVICES, INC.
                             RETIREMENT SAVINGS PLAN
                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES
                 FOR THE YEARS ENDED DECEMBER 31, 1999 and 1998

                                TABLE OF CONTENTS

Report of Independent Certified Public Accountants                             3

Financial Statements:

  Statements of Net Assets Available for Benefits as
   of December 31, 1999 and 1998                                               4

  Statement of Changes in Net Assets Available for Benefits
   for the Year Ended December 31, 1999                                        5

Notes to Financial Statements                                                  6

Supplemental Schedules:

  Schedule of Assets Held for Investment Purposes at End of Year              10

  Schedule of Loans or Fixed Income Obligations in Default or
   Classified as Uncollectible                                                11

  Schedule of Leases in Default or Classified as Uncollectible                12

  Schedule of Reportable Transactions                                         13

  Schedule of Nonexempt Transactions                                          14


Report of Independent Certifified Public Accountants

To the Participants and Administrator
of Modis Professional Services, Inc. Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Modis Professional Services, Inc. (the Company) Retirement Savings Plan (the Plan) at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plans management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As described in Note 8, during 1999 the Plan was amended to include the defined contribution plans of three subsidiaries.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Modis Professional Services, Inc. Retirement Savings Plan as listed in the index, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP

Jacksonville, Florida
June 26, 2000

Modis Professional Services, Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 1999 and 1998




                                                                                       1999              1998

Assets
Investments, at fair value:
    Money market funds                                                                $10,322,988        $7,551,894
    Mutual fund pooled accounts                                                        97,632,294        49,808,179
    Participant notes receivable                                                        1,112,529           614,663
                                                                                 -----------------  ----------------
      Total investments                                                               109,067,811        57,974,736

Receivables:
    Participants' contributions                                                           920,527           739,559
    Employer's contribution                                                               263,278           855,192
    Accrued income                                                                              -             1,927
                                                                                 -----------------  ----------------
      Total receivables                                                                 1,183,805         1,596,678

Transfer from merged plan                                                               8,001,749         9,436,990
                                                                                 -----------------  ----------------

Net assets available for benefits                                                    $118,253,365      $ 69,008,404
                                                                                 -----------------  ----------------

























The accompanying notes are an integral part of these financial statements.

Modis Professional Services, Inc. Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1999

Additions
Additions to net assets attributed to:
    Investment income:
    Net appreciation
        in fair value of investments                                                                      $14,106,801
    Interest                                                                                                  119,018
    Dividends                                                                                               7,106,329
                                                                                                      ----------------
                                                                                                           21,332,148
                                                                                                      ----------------

    Contributions:
      Participants'                                                                                        24,244,198
      Participants' rollovers                                                                               2,181,206
      Employer's                                                                                            5,899,309
                                                                                                      ----------------
                                                                                                           32,324,713
                                                                                                      ----------------

        Total additions                                                                                    53,656,861
                                                                                                      ----------------

Deductions
Deductions from net assets
      attributed to:
    Benefits paid to participants                                                                          16,599,629
    Other                                                                                                       5,734
                                                                                                      ----------------
        Total deductions                                                                                   16,605,363
                                                                                                      ----------------

Net increase prior to transfers                                                                            37,051,498
Transfers from merged plans                                                                                12,132,867
Transfers from other Modis plans                                                                                  310
Net assets transferred from Randstad
      Employee Savings Plan                                                                                    60,286
                                                                                                      ----------------
        Net increase                                                                                       49,244,961

Net assets available for benefits:
    Beginning of year                                                                                      69,008,404
                                                                                                      ----------------
    End of year                                                                                          $118,253,365
                                                                                                      ----------------





The accompanying notes are an integral part of these financial statements.

Modis Professional Services, Inc. Retirement Savings Plan
Notes to Financial Statements

1. Description of Plan

The following description of the Modis Professional Services, Inc. (the Company) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan, which was adopted July 1, 1997, is a defined contribution plan covering professional employees of Modis Professional Services, Inc. who are age 21 or older and have completed at least 375 hours of service during any 90 consecutive day period or one year of service. To continue to vest in Company contributions, a participant must work at least 1,000 hours each year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions - Employer contributions to the Plan are at the discretion of the Company equal to a uniform percentage of the amount of the salary elected to be deferred. Participants may elect to defer and contribute to the Plan up to 15% of their annual compensation, within the limitations prescribed by law, and under the provisions of the Plan. Individual participants' contributions are limited to an annual IRS maximum amount ($10,000 for the plan year ended December 31, 1999).

     Investment Options - Under the provisions of the Plan, participants may direct their contributions to be invested in various pooled accounts of the Strong Mutual Fund Company. Contributions may be invested in one account or allocated among different accounts. Changes in allocation of contributions among accounts are permitted pursuant to contract provisions.

     Accounts available to participants and the related investment objective are summarized as follows:

          Strong Money Market - This Fund seeks current income, a stable share price and daily liquidity. The Fund invests in corporate, bank and government instruments that present minimal credit risk.

          Strong Government Securities - This Fund seeks total return by investing for a high level of current income with a moderate degree of share-price fluctuation. The Fund normally invests at least 80% of its net assets in U.S. government securities.

          Strong Asset Allocation - This Fund seeks high total return consistent with reasonable risk over the long term. The Fund pursues this objective by allocating its assets among stocks, bonds and cash.

          Strong Common Stock - This Fund seeks capital growth. The Fund invests at least 80% of its net assets in equity securities. It currently emphasizes small companies that the advisor believes are under-researched and attractively valued.

          Strong Growth - This Fund seeks capital growth. It invests primarily in securities that the advisor believes have above-average growth prospects.

          Strong Growth and Income - This Fund seeks high total return by investing for capital growth and income. The Fund invests primarily in companies that pay current dividends and offer potential growth of earnings.

          Strong Index 500 - This Fund seeks to approximate as closely as practicable (before fees and expenses) the capitalization weighted total rate of return of that portion of the U.S. market for publicly traded common stocks composed of the larger capitalization companies.

          Strong International Stock - This Fund seeks capital growth. It invests primarily in the equities securities of issuers located outside the United States.

          Strong Schafer Value - This Fund's primary investment objective is long-term capital appreciation. The Fund invests principally in common stocks and other equity securities. Current income is a secondary objective in the selection of investments.

          Strong Opportunity - This Fund seeks capital growth. The Fund invests at least 70% of its net assets in equity securities. It currently emphasizes medium-sized companies that the advisor believes are under-researched and attractively valued.

          Modis Stock Pool - This Fund was created specifically for Modis employees. The fund purchases 95% of its value in Modis Stock. Five percent is held in the Strong Money Market Fund. The combined value is unitized. The participant then invests in these units.

     Earnings Allocation - Plan earnings are allocated to participants' accounts based upon their individual account balances as of each valuation date, less any withdrawals made during the year.

     Forfeiture Allocation - Forfeitures of the non-vested portion of terminated participants' accounts related to the provisions of the Plan would result in a reduction of the Company's contributions in the year of such forfeiture. In 1999, employer contributions were reduced by approximately $827,000 from forfeited non-vested accounts.

     Vesting - Employee contributions plus actual earnings thereon are fully vested at all times. Employer contributions made on behalf of each participant are not vested until the employee completes four years of service, at which time the participant becomes fully vested.

     In the event of death or total and permanent disability while under the Company's employment, all amounts credited to the participant's account as of the subsequent plan anniversary date are considered fully vested.

     Payment of Benefits - Upon retirement, death or disability, a participant or participant's beneficiary will receive a lump sum amount equal to the value of his or her account. In the case of termination other than death, disability or retirement, the employee is entitled to receive 100% of the vested account balance.

     Participant Notes Receivable - Participants may receive loans from the Plan within limits established by rules under the Internal Revenue Code. All loans must be collateralized. A participant may use up to one-half of his or her non-forfeitable account balance under the Plan to collateralize a loan. Loans require periodic payments with principal amortized over a period not to exceed five years, except for loans to acquire a principal residence, which require periodic payments over a reasonable period determined at the date the loan is made. All loans are considered a directed investment from a participant's account under the Plan. All payments of principal and interest by a participant on a loan are credited to his or her account.


2. Summary of Significant Accounting Policies

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

     Administrative Expenses - All expenses of administration may be paid out of the Plan's funds or by the Company.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value based upon quoted market prices. The Modis Stock Pool is valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Gains or losses on the sale of investments are based on the cost or adjusted value of each specific investment.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation in fair value of its investments which consists of the realized gains or losses and the unrealized appreciation on these investments.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Risks and Uncertainties - The Plan provides for various investment options in any combination of fixed income securities and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

     Benefits - Benefits are recorded when paid.


3. Investments

     Investments which exceeded 5% of the Plan's net assets at December 31, 1999 and 1998 are summarized as follows:

     Investments at Fair Value as Determined by Quoted Market Price:


                                                     1999            1998
                                                ---------------  --------------
   Strong Money Market                             $10,322,988      $7,551,894
   Strong Mutual Funds pooled accounts:
     Government Securities                           8,371,798       5,940,232
     Common Stock                                   18,741,607      11,112,930
     Growth                                         25,338,051       9,698,290
     Growth and Income                               7,131,765               -
     Index 500                                      16,970,018       7,451,853
     Schafer Value                                   9,091,957      10,003,355




4. Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.



5. Tax Status

     The Internal Revenue Service has determined and informed the Company by letter dated August 20, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.



6. Financial Instruments

     Certain   financial   instruments   potentially   subject   the   Plan   to
     concentrations of credit risk. These financial instruments consist of money market funds and pooled accounts with a mutual fund company.

     The Plan limits its credit risk by maintaining its money market funds and pooled accounts with what it believes to be high quality financial institutions.

7. Related Party Transactions

     Certain Plan expenses for accounting, legal and administrative services were paid for by the Company. These expenses were approximately $165,000 and $138,000 in 1999 and 1998, respectively.

     Employees can elect to allocate their contributions to the purchase of Modis Company stock units, via the Modis Stock Pool Fund.



8. Merger of Subsidiary Plans

     During 1999, the Plan was amended to include the defined contribution plans of three subsidiaries. The following table details the subsidiary, merger date and amounts of assets transferred into the Modis plan.



                            Subsidiary                                 Date                       Amount
------------------------------------------------------------------------------------------   -----------------
Berger & Co. Taxsaver 401(k) Salary Reduction Plan                 July 31, 1999                 $  3,143,511
Zeal, Inc. 401(k) Retirement & Savings Plan                        August 31, 1999                    987,607
Actium 401(k) Plan                                                 December 31, 1999                8,001,749
                                                                                             -----------------
                                                                                                 $ 12,132,867
                                                                                             -----------------


     The assets for the Actium 401(k) Plan are reflected in the 1999 statement of net assets available for benefits and in the 1999 statement of changes in net assets available for benefits as transfer from merged plan.



9. Subsequent Events

     Two subsidiary 401(k) plans are scheduled to convert into the Plan before December 31, 2000. Effective January 1, 2000, the Plan has been amended so that any eligible employee who has completed 375 hours of service during a three consecutive calendar month period or one year of service shall be eligible to participate in the Plan as of the date he or she has satisfied such requirements.

Supplemental Schedules

Modis Professional Services, Inc. Retirement Savings Plan
Schedule of Assets Held for Investment Purposes at End of Year
As of December 31, 1999


                                                                                                            Fair
                                                                                                            Value
                                                                                                     -----------------
   Strong Money Market                                                                                   $ 10,322,988
   Strong Mutual Funds:
     Government Securities                                                                                  8,371,798
     Asset Allocation                                                                                       4,379,012
     Common Stock                                                                                          18,741,607
     Growth                                                                                                25,338,051
     Growth and Income                                                                                      7,131,765
     Index 500                                                                                             16,970,018
     International Stock                                                                                    5,095,212
     Schafer Value                                                                                          9,091,957
     Modis Stock Pool                                                                                       2,512,874
   Participant notes receivable with interest
     rates ranging from 7.0% to 10.5%                                                                       1,112,529
                                                                                                     -----------------

     Total investments                                                                                   $109,067,811
                                                                                                     -----------------




Modis Professional Services, Inc. Retirement Savings Plan
Schedule of Loans or Fixed Income Obligations in Default or Classified
 as Uncollectible
As of December 31, 1999


The Plan had no loans or fixed income obligations in default or classified as uncollectible that are required to be disclosed in the Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible as of December 31, 1999.

Modis Professional Services, Inc. Retirement Savings Plan
Schedule of Leases in Default or Classified as Uncollectible
As of December 31, 1999


The Plan had no leases in default or classified as uncollectible that are required to be disclosed in the Schedule of Leases in Default or Classified as Uncollectible as of December 31, 1999.

Modis Professional Services, Inc. Retirement Savings Plan
Schedule of Reportable Transactions
For the Year Ended December 31, 1999


The Plan executed no reportable transactions that are required to be disclosed in the Schedule of Reportable Transactions for the year ended December 31, 1999.

Modis Professional Services, Inc. Retirement Savings Plan
Schedule of Nonexempt Transactions
For the Year Ended December 31, 1999




        Identity of                                                Description of                Earnings lost from
       Party Involved                 Relationship                  Transactions                 late contributions
-----------------------------    -----------------------    ------------------------------    --------------------------

 Modis Professional                   Plan Sponsor            Employer segregrated                     $6,047
    Services, Inc.                                            employee contributions
                                                              after the 15th business
                                                              day following the end of
                                                              the month in which amounts
                                                              were withheld from
                                                              employee wages. During the
                                                              year, the employer
                                                              funded all earnings
                                                              lost from late
                                                              contributions to the
                                                              respective employees'
                                                              accounts.


